Filed by Newmont Mining Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                        Subject Company: Normandy Mining Limited
                                                   Commission File No. 132-00965




SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION
REFORM ACT OF 1995

            The following contains forward-looking information and statements about Newmont Mining Corporation, Franco-Nevada Mining Corporation Limited, Normandy Mining Limited and the combined company after completion of the transactions that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Forward-looking statements are generally identified by the words "expect," "anticipates," "believes," "intends," "estimates" and similar expressions. The forward-looking information and statements in this press release are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Newmont, Franco-Nevada and Normandy Mining, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the U.S. Securities and Exchange Commission made by Newmont and Normandy, and Franco-Nevada's filings with the Ontario Securities Commission; risks and uncertainties with respect to the parties' expectations regarding the timing, completion and accounting and tax treatment of the transactions, the value of the transaction consideration, production and development opportunities, conducting worldwide operations, earnings accretion, cost savings, revenue enhancements, synergies and other benefits anticipated from the transactions; and the effect of gold price and foreign exchange rate fluctuations, and general economic conditions such as changes in interest rates and the performance of the financial markets, changes in domestic and foreign laws, regulations and taxes, changes in competition and pricing environments, the occurrence of significant natural disasters, civil unrest and general market and industry conditions.


ADDITIONAL INFORMATION AND WHERE TO FIND IT

            In connection with the proposed transactions, Newmont Mining Corporation will file a proxy statement and a registration statement with a prospectus with the U.S. Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND THE PROSPECTUS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies the proxy statement and the prospectus (when available) and other documents filed by Newmont with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the proxy statement and the prospectus, once available, and other filings made by Newmont or Normandy with the Commission, may also be obtained from Newmont. Free copies of Newmont's and Normandy's filings may be obtained by directing a request to Newmont Mining Corporation, Attn: Investor Relations, 1700 Lincoln Street, Denver, Colorado 80203, Telephone: (303) 863-7414. Copies of Franco-Nevada's filings may be obtained at http://www.sedar.com.

PARTICIPANTS IN SOLICITATION

            Newmont Mining Corporation and its directors, executive officers and other members of its management and employees may be soliciting proxies from its stockholders in connection with the transactions. Information concerning Newmont's participants in the solicitation is set forth in Newmont's Current Report on Form 8-K filed with the Commission on November 14, 2001, as amended.


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                                            NEWMONT, NORMANDY, AND FRANCO-NEVADA
                                                           Moderator: Wendy Yang
                                                           11-14-01/9:00 a.m. CT
                                                           Confirmation # 607670
                                                                          Page 1







                      NEWMONT, NORMANDY, AND FRANCO-NEVADA

                              Moderator: Wendy Yang
                                November 14, 2001
                                  9:00 a.m. CT



Operator: Good day, everyone, and welcome to the Newmont, Normandy, and Franco-Nevada conference call. Just a reminder, today's call is being recorded.

      At this time, for opening remarks and introductions, I would like to turn the call over to Ms. Wendy Yang, Director of Investor Relations for Newmont Mining Corporation. Please go ahead, ma'am.

Wendy Yang: Thank you very much, and thank you for joining us on a very exciting day in gold history, I think. We will be hearing much more about the new gold standard in bringing together three exciting companies.

      We will be having a conference call that's recorded and simultaneously Webcast on our Web site. So I do remind you that we will be discussing some forward-looking statements here, and we are covered by the Safe Harbor Act.

      Also I would like to say that we - in talking about the risk factors, to draw your attention to the SEC filings of all three companies.

      And with that today, with no further ado, I'll turn it over to Wayne Murdy, CEO and President of Newmont Mining - Wayne.


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                                            NEWMONT, NORMANDY, AND FRANCO-NEVADA
                                                           Moderator: Wendy Yang
                                                           11-14-01/9:00 a.m. CT
                                                           Confirmation # 607670
                                                                          Page 2



Wayne Murdy: Thank you, Wendy, and good day, ladies and gentlemen. Thank you for joining us to hear about this combination, which creates the gold standard of the 21st century. We're extremely excited to be here.

      I'm joined in New York today by Seymour Schulich and Pierre
      Lassonde, the co-CEOs of Franco-Nevada. On the line in Australia is Mr. Robert Champion de Crespigny, Chairman and CEO of Normandy. And here beside me is my partner, Ron Cambre, the Chairman of Newmont Mining.

      I'd like to say -- to begin by discussing the news we announced here this morning and explain some of its positive implication. I do want to draw your attention to the fact that, if you have access to the Web site, the presentation material that we're going to be using in our road show is on that Web site, and it's a very powerful story. So if you want to page through that as we go through this presentation, while we're not directly tied to it, I think it reinforces the points that we're excited to make today.

      Our proposed acquisition of both the largest gold company in Australia, Normandy, and the industry's leading royalty company, Franco-Nevada, will create a new company with a market capitalization of about $8.8 billion. We will be the gold industry's leader in reserves, production, and very importantly, leveraged (the) gold price. We'll have huge trading liquidity and a substantial cash flow of operations in excess of $700 million, even at today's gold price, which we feel has tremendous upside potential.

      This combination immediately makes Newmont one of the strongest, best-capitalized companies in the industry, with net depth to capitalization ratio of about 17 percent. This increased financial strength and flexibility will allow us increased flexibility and continuing exploration and developing new projects, pursuing opportunistic acquisitions or investments in a disciplined manner when the market warrants.


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                                            NEWMONT, NORMANDY, AND FRANCO-NEVADA
                                                           Moderator: Wendy Yang
                                                           11-14-01/9:00 a.m. CT
                                                           Confirmation # 607670
                                                                          Page 3



      Consolidation is not just about growing larger, it's about discipline and it's about rationalization. The gold market is low. We'll be extremely disciplined. We don't need to add production. When the market turns - and we feel it is going to turn. There's a lot of dynamics in this market that Pierre will talk about later that tell us that over the next two to three years we think we can see a substantial gold price rise, and we want our shareholders to participate in that gold price rise.

      We expect that the new Newmont will be the clear choice for investors seeking that upside exposure to gold. This is about portfolio diversification, and having some gold in people's investment portfolio in times like this is extremely important.

      After the close of these acquisitions, Newmont intends to discontinue Normandy's hedging program. We plan to deliver the existing production into Normandy's hedge contracts, and will seek to opportunistically unwind these positions.

      Moreover, the combination will be both accretive and synergistic. (Specifically), it will immediately be accretive to Newmont's net asset value, earnings, and free cash flow. Further, the company we are creating expects to realize initially between $70 million and $80 million in after-tax synergy, and we expect that number to grow over the next several years.

      Our offer for Normandy will value that company's shares at Australian $1.70, far higher than the current value as of the close of business yesterday of $1.37 per share Australian being offered by (Angor Gold).

      Further, we're making this acquisition -- we'll make this exchange into Newmont common stock as opposed to the South African equity that (Angor) was offering.


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                                            NEWMONT, NORMANDY, AND FRANCO-NEVADA
                                                           Moderator: Wendy Yang
                                                           11-14-01/9:00 a.m. CT
                                                           Confirmation # 607670
                                                                          Page 4



      You should also note that we have taken important steps towards completing these transactions. First, we have the approval of all three boards of directors as to their favorable recommendations to shareholders. This is extremely important. Second, we have secured the commitment of Franco-Nevada's 19.99 percent interest in Normandy to the Newmont acquisition. We are off and running in this (contest).

      Let me briefly summarize these two international transactions and what each acquisition brings to all shareholders of the new Newmont. The new Newmont, as I said, will have a market capitalization of well in excess of $8 billion. In the case of Normandy, the controlling interest will be acquired under Australian Securities Laws through a recommended off-market takeover bid.

      Here in the United States we would call it an exchange offer. We are offering a full and fair price of 0.0385 shares of Newmont for all of Normandy's outstanding share. Our offer is subject to the condition that a minimum of 50.1 percent of the Normandy shares are tendered, which will already incorporate the 19.9 percent block that Franco have committed to the transaction.

      We're also offering a bonus at the end. And I'm not sure legally what I'm supposed to call this, but I will tell you that there's an extra five cents per share for all Normandy shareholders when this offer passes a 90 percent threshold on a fully-diluted basis.

      Normandy's leading production position in Australia and its promising development portfolio are tremendous additions to the Newmont asset base, and the potential for seeing these assets re-rated on a North American basis is exciting for all shareholders.

      As for Franco-Nevada, we've agreed to combine in a court-approved plan of arrangement under Canadian Securities Laws, which we in the U.S. consider as a stock-for-stock merger transaction. The terms of that transaction call for Franco-Nevada shareholders to receive 0.8 of a share of Newmont for each of their shares.



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                                            NEWMONT, NORMANDY, AND FRANCO-NEVADA
                                                           Moderator: Wendy Yang
                                                           11-14-01/9:00 a.m. CT
                                                           Confirmation # 607670
                                                                          Page 5


      Franco-Nevada brings a stable, high-margin income stream from its industry-leading royalty business that will augment Newmont's mining revenues. We're committed to growing that royalty revenue, as we (seed) in Newmont superior land position in the United States and Normandy's superior land position in Australia to the (playbox) here that this royalty business has to operate from. To do so, we will rely on the outstanding investing capabilities of the Franco-Nevada management to (alleve) this new business unit of the combined company.

      The new Newmont will be a little over 50 percent owned by current Newmont shareholders, about 30 percent owned by Franco's shareholders, and just under 20 percent owned by Normandy shareholders. Neither the Normandy offer nor the merger agreement of Franco-Nevada has a collar.

      Let me conclude by giving you a snapshot look at the new organization's global scale. We have a reserve base of some 97 million ounces. With 22 mines on five continents, the important thing consistent with our strategy in the past was we have large mines in discreet regions. We have (interest or) participation in another eight gold operations. Annual production will be in excess of eight million ounces at a very competitive cash cost of about $174 an ounce. Approximately 75 -- 70 percent of our combined production and reserves will be from North America and Australia.

      The combined company will employ about 12,500 people, but importantly will have the largest global land position, with mines in the world's best gold districts, including Nevada, Western Australia, and Peru.

      Somebody was adding up the acreage the other day, and they indicated that our mineral land position, globally, equates to the land mass of the U.K. All of this is backed by a greatly enhanced financial strength - high leverage to the gold price, a balanced political risk profile, a new source of stable, high-margin income, and a broadened, strengthened management base.

                                            NEWMONT, NORMANDY, AND FRANCO-NEVADA
                                                           Moderator: Wendy Yang
                                                           11-14-01/9:00 a.m. CT
                                                           Confirmation # 607670
                                                                          Page 6

      I'd like to take a minute now to introduce you to a man whose company will be a critical part of our winning combination, Mr. Robert Champion de Crespigny, the Chairman and Chief Executive Officer of Normandy, to make a few comments - Robert.

Robert Champion de Crespigny: Thank you, Wayne. The Normandy board and my management colleagues and I are very excited about this great opportunity for our shareholders to participate in what we know will be the best gold company in the world.

      The other members of our board of directors and I unanimously endorse the Newmont offer, and we have determined it to be superior to the (Angor
      Gold) offer for Normandy, and also to be very much in the best interest of our shareholders.

      This is what my colleagues and I have spent 16 years building Normandy for. We wanted to give our shareholders a hold in the world's dominant gold company with a North American market rating.

      I (earn to accept) my own shares, but also I've been advised by the other two founders of Normandy that they'll do so also. The transactions also are very logical for our management team. It's a very good fit, as Newmont did not have a presence here management-wise, and therefore you'll see a continuity of a team that's very much focused on building a gold company in this region.

      I'll be pleased to answer any questions concerning Normandy and its contribution to the new company. So, back to you, Wayne.

Wayne Murdy: Thank you, Robert. I had the pleasure of having dinner, I guess it was about a week and a half ago, in (Adelaide) with Robert and his wife, and Robert expressed his excitement about the


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                                            NEWMONT, NORMANDY, AND FRANCO-NEVADA
                                                           Moderator: Wendy Yang
                                                           11-14-01/9:00 a.m. CT
                                                           Confirmation # 607670
                                                                          Page 7

      vision that we see for this company. By the same token, clearly it's emotional for a founder to be involved in a transaction like this, and he has been nothing but a gentleman, and we have enjoyed talking about the future of this enterprise.

      I would now like to ask Seymour Schulich, the Chairman and co-CEO of Franco-Nevada, to share with you his thoughts on the benefits of this combination, and what it provides to Franco-Nevada shareholders - Seymour.

Seymour Schulich: Thank you very much, Wayne. First and foremost, let me say that all three companies strongly believe in gold. This transaction will give the new company significant leverage to the gold price and a very strong balance sheet as well.

      Since Pierre Lassonde and I founded Franco-Nevada in 1982, consistently shared the goal of maximizing shareholder value. Pierre and I will both be actively involved as officers and directors of the new Newmont, and as part of our commitment, we are escrowing 70 percent of our shareholdings. We can tell you that this combination creates enormous value for the shareholders of Newmont, Franco-Nevada, and Normandy alike.

Wayne Murdy:  Thank you, Seymour.  I'd like now to introduce Mr. Pierre
      Lassonde, the Franco-Nevada President and co-CEO, who will work with me as he becomes President of the combined Newmont - Pierre.

Pierre Lassonde: Thank you, Wayne, and good morning, everybody. The new Newmont portfolio will include some of the most coveted high-quality gold assets in the world today. And as the executive in charge of royalty and merchant banking activity for this company, I look forward to taking advantage of Newmont's technical and development skills, and the Normandy growing exploration portfolio to expand this business unit. Its success will help us to substantially increase the high margin income stream from our royalty portfolio and create new wealth out of

                                            NEWMONT, NORMANDY, AND FRANCO-NEVADA
                                                           Moderator: Wendy Yang
                                                           11-14-01/9:00 a.m. CT
                                                           Confirmation # 607670
                                                                          Page 8


      the merchant banking activity. And we're confident that we can continue to maximize the shareholder value of the new Newmont by using our skills.

Wayne Murdy: And finally, in this round robin that we're going through this morning here, I would - I would like to call on Ron Cambre, who is Chairman of Newmont Mining, and has been so instrumental in building our international asset base over the last eight years - Ron.

Ron Cambre: Thanks, Wayne. And I'll be brief. First I'd like to just say congratulations to all the principles. I know you've worked hard and diligently to put this together. If our announcement today is nothing less than the revitalization of the gold industry with consolidation creating fewer, stronger, and more disciplined producers that support the long range fundamentals for gold. This three-way win, win, win plan creates a company with a superior and balanced asset base, stable new income stream, and the financial strength to do whatever is needed to deliver on building the wealth of its shareholders as the world's best gold company.

      I know you now have questions for the team, and I'll turn it over to Wayne to address those.

Wayne Murdy: Thank you, Ron. I just want to summarize with a couple of points reemphasizing the benefits of the new gold standard. But again, you've heard us talk a lot about the fact that we will be a non-hedged company. That is the philosophy that's a principle that we all share. And in that regard, that makes sense for our shareholders because we do, as we've said earlier, believe in gold.

      I'd like to just ask Pierre to talk for a few minutes about how we see the gold market, and then I'll wrap up with a couple of points, and we'll open it up for questioning.

Pierre Lassonde: Thanks, Wayne. I guess you all know that, you know, Seymour and I have shared the philosophy of non-hedging for 18 years, and we're absolutely delighted to, you know, merge with

                                            NEWMONT, NORMANDY, AND FRANCO-NEVADA
                                                           Moderator: Wendy Yang
                                                           11-14-01/9:00 a.m. CT
                                                           Confirmation # 607670
                                                                          Page 9


      a company like Newmont who has the same philosophy. And we believe that, over the next three years, our non-hedging philosophy is going to produce tremendous benefits for our shareholders, because we see a gold market that on (Economic 101), the supply's falling, and demand is increasing.

      Mined supply is coming off over the next three years at a rate of we believe approximately five percent. Producer hedging, which has been one of the bane of the industry for the past 10 years, is now coming to an end, thankfully because the ((inaudible)) is now down to one percent, or $3 (at the end) of the year. And the ((inaudible)) (salacity) of gold being somewhere around $5 per hundred tons for every three, 400 tons that is not hitting the market, you going to see a $20 increase in gold price. We're very confident that we going to see that in the next few years.

      And from a financial standpoint, and we believe that gold at the end of the day is money, we believe that in this current environment of high uncertainty in the financial market, it makes enormous sense and prudence to have part of one's portfolio hedged with a gold producer that is totally unhedged, like the new Newmont will be. And the fact that the new Newmont will have the highest leverage to our price move in gold makes it even more attractive. We think that we have put together an absolutely winning company for the next few years and for the long run, but certainly for the next few years, where we're so confident that we going to see a rise in gold price.

Wayne Murdy: Thank you, Pierre. I'd just like to finish up, as I said, by making a - reemphasizing several points. Newmont Mining Corporation, the new gold standard, will be number one in reserves, in gold production, number one in leverage to the gold price. Let me just put a number around what that means. A $25 increase in our gold price increases are cash earnings $162 million. It is a significant number, and (an absolute cent), and it's almost twice the leverage of the - of the next most leveraged company amongst the major players, which is (Goldfield) in South Africa.

                                            NEWMONT, NORMANDY, AND FRANCO-NEVADA
                                                           Moderator: Wendy Yang
                                                           11-14-01/9:00 a.m. CT
                                                           Confirmation # 607670
                                                                         Page 10


      We'll be number one in trading liquidity and number one in our EBITDA level, which will be well in excess of $800 million, even at today's relatively low gold price. This company has balance sheet strength, low costs, balanced political risks, management strength, a no-hedging philosophy, and a U.S. domicile. If our enthusiasm hasn't shown through on this phone call, then we have failed this morning, because we are excited. We see this as a stock that the investing public needs to own. People need asset diversification in their portfolio, and asset diversification is not about having Dow Jones stocks with a few dot-coms mixed in.

      We are counter-cyclical to the market. We've had good performance this year. If you look at a chart of our performance this year, we're up over 30 percent, and it's been consistent throughout the year as the world has faced uncertainty since the beginning of the year as to the financial markets.

      With that, I'd like to open the meeting up to questions from the - from the audience. Thank you all very much for your attention.

Operator: Thank you. And at this time, our question and answer session will be conducted electronically. If you would like to ask a question today, please press star one on your touch-tone telephone keypad. Again, that is star one on your touch-tone telephone keypad.


      And we'll pause for just a moment.


      And we'll hear first from Michael Dudas with Bear Stearns.


Michael Dudas:  Good morning, gentlemen, and congratulations.


Wayne Murdy:  Thank you, Michael.


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                                            NEWMONT, NORMANDY, AND FRANCO-NEVADA
                                                           Moderator: Wendy Yang
                                                           11-14-01/9:00 a.m. CT
                                                           Confirmation # 607670
                                                                         Page 11


Michael Dudas: A couple of things. First, these deals mutually exclusive? And secondly, you mentioned discipline, Wayne, in the early part of your discussion. How important is that going to be with, of course, all the new assets and management talent and opportunities that you've now acquired in this three-way transaction so it goes through given that balance of discipline versus, you know, somewhat fragile gold market that we see over the past many years.

Wayne Murdy: Michael, let me answer that - the second part first. And when I talked about discipline, and I talked about industry consolidation, I also talked about rationalization. This industry, as we all know, was extremely harsh on its capital base in the - during the early '90s especially. It's very common in this industry to see two mills next to each other on the - effectively the same deposit because of separate ownerships.

      We have been for some time, and we'll be very committed to rationalization as we look at the combined asset mix here. There are opportunities out there that don't go to just growth. If the gold price stays low, the world's telling us at that moment in time, we don't need to increase production. And that's a key component of our - of our thinking as we - as we go through the strategic - developing the strategic direction of this company.

      And we've talked about the similarity of our philosophies. We can do an awful lot for this industry by rationalizing it. Consolidation is important, but it isn't important if you just get big. The name of the game is to be more profitable, and that means be more efficient with your workforce, and be more efficient in how you deploy capital. Five, six, seven, eight, nine percent return on investment projects don't make the cut. And we've got to preach that throughout our industry.

      With respect to your first question, the transaction, as I've said, we have a lock going forward, and I'm probably not using the right legal term, so I'll get kicked here someplace. But basically we have a firm commitment on the 19.99 percent share block that Franco owned in Normandy. That's in our pocket. That minute that we hit 50.1 percent, that triggers the merger between

                                            NEWMONT, NORMANDY, AND FRANCO-NEVADA
                                                           Moderator: Wendy Yang
                                                           11-14-01/9:00 a.m. CT
                                                           Confirmation # 607670
                                                                         Page 12


      Franco and Newmont. So, while yes, there are contingencies, we have tried to button this up as much as we could from - you know, as long as we're doing this legally, we're extremely excited. We're putting full value on the table, but we can do that because of the synergies and because the upside of the combined company.

Michael Dudas: Thank you, Wayne. One final follow-up, quickly. If the gold price were to be $50 higher, and the ((inaudible)) were to widen from, say, current one percent to nine, 10 percent, would that change the view point visibility of this company relative to its hedge book and marketing ((inaudible))?


Wayne Murdy:  No.


Michael Dudas:  Thank you.


Operator:  And we'll hear next from Richard Hedstrom with JB Were.


Richard Hedstrom: Wayne, two quick questions, if I could. Wondering if you could give us a bit of a breakdown on the $70 million to $80 million cost savings that you're talking about, where you expect to see them going forward over the next year. And secondly, what your intentions are on the Australian Magnesium offer of ((inaudible)), its holding there given the substantial commitments, given buying Normandy to the equity holding.

Wayne Murdy: OK. If you - if you have access to the Web site, I'd draw your attention to page 12 of the presentation, where we - where we estimate our annualized after-tax savings. We see about $20 million kind of out of the box the first full year of operation in G&A, and that's just the - you know, the benefits of replacing three public companies with one. A lot of those are external costs, and they're not very difficult to achieve. We'll go slow in this price environment on exploration and development, bring that in a little closer to home to the extent that there's (greenfields), which



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                                            NEWMONT, NORMANDY, AND FRANCO-NEVADA
                                                           Moderator: Wendy Yang
                                                           11-14-01/9:00 a.m. CT
                                                           Confirmation # 607670
                                                                         Page 13


      there has not been much for any of the companies involved. But there's probably another $10 million there.

      Operations and procurement at this point, because the attorneys want me to be conservative we're saying $10 million to $15 million. This is an area that I really think that with our gold medal program, Newmont has excelled that. Our past record speaks for itself, and the - at the time we did the (Santa Fe) acquisition in 1997, and we're seeing the benefits this year of the (Battle Mountain) acquisition that we acquired earlier in the year.

      Interest savings are kind of a slam-dunk. We'll have - we have a large cash position, and to the extent that we can pay down some debts, that generates synergies that far outweigh the interest you can earn in today's world on a cash portfolio. And then we see significant net tax synergy. The tax guys have been working on this transaction for a long time. It's got a - for people that into that, it's a got a plethora of challenges, but we've got some great solutions, and we see some net tax synergies of about $20 million. So we're talking about after tax annualized of $70 million, $80 million. Again, our experience is, once we really get into the operation, procurement activities, the rationalization things we talked about earlier, we think there's more to be had.

Richard Hedstrom:  Right.  And just following up on that ((inaudible))
      Magnesium intentions there, given the Normandy commitments to the equity offering.

Wayne Murdy: Well, I think Normandy has made significant commitments to that equity offering. Robert, you might just talk about where that equity offering lies, and your view of it as that draws down to a close.

Robert Champion de Crespigny: Wayne, I'll make a comment that we should ask
      ((inaudible)) they're the (late underwriter). And so I think - I think he'd be the best one to ask, and if he spent less time asking the question, he'd finish off the ((inaudible)), we could shut it off tonight. I hear the - I



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      hear our thing with the chairman, chief executive, and managing directors and I, and ((inaudible)) going extremely well. It's looking to close at the end of the week. And I'm sure ((inaudible)) are going to make sure they deliver for us on it.

Richard Hedstrom:  Right.  Thanks, guys.

Operator: And moving on today, we'll next hear from Mike Jalonen with Merrill Lynch.

Mike Jalonen: ((inaudible)) questions, boring variety. Wayne, you mentioned cash earnings for the leveraged at gold, and in your press release you mentioned Newmont's earnings are accretive. Is there going to be some sort of goodwill taking off the earnings, or they'll be focusing in cash earnings going forward? And my second question is, with - is the nice capital gains on the Normandy holding on Franco, will that be taxed under Canadian authorities?

Wayne Murdy: Good morning, Michael. With respect to - with respect to goodwill - I'm sorry. It's been a long few nights. With respect to your first question, yes, there will be goodwill recorded on the acquisition.

      The accounting rules, as you're all aware, have changed in the United States. Poolings of interest are no longer allowed. So we will do a valuation on - a revaluation of both the Franco assets and the Normandy assets, based on a discounted cash flow model. We'll use basically the same kinds of parameters that we use in a - what I call a ceiling test review at the end of each year - the carrying value review, to determine whether or not you've had any diminution of value. That then will be new carrying costs on the books of the combined companies for those - for the
      - for both Franco and Normandy.

      The balance, then, will end up in goodwill, and under the new accounting rules, that is not amortized. It will sit on the balance sheet. It's the difference between, if you will, the net asset values and market values that we're acquiring it.


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      On an annual basis - and I may get corrected, this is on a quarterly basis
      - but on an annual basis, you go through and make a determination of whether there's been a permanent impairment in that goodwill number.

      And so the accounting will change from what the industry is seeing, but it's, like many other aspects of this transaction, will be on the leading edge.

Mike Jalonen: How much would that goodwill - or not goodwill, sorry. How much will the amortization be of just the acquisition, excluding goodwill, every year? You haven't figured that yet.

Wayne Murdy: Well, we've got some pro forma numbers and, you know, I'd sooner wait until we fine-tune that and you get the materials that come out of the SEC, which will be shortly.

Mike Jalonen:  OK.  And I guess the ...

Wayne Murdy: But as we look at our - you know, as we look at our pro formas here, this is an income-producing company out of a box, and with the upside I talked about earlier, even with that amortization.

Mike Jalonen: On the second question, capitals gains put possible tax on the Normandy holding?

Wayne Murdy: Yeah. The transaction, with respect to Franco, is a tax-free transaction to support shareholders. Both Canadian and U.S. will have the option of exchangeable shares in Canada or U. S. shares here, depending on their holdings. We're structuring the transaction in a way that we think we can shelter the capital gains that Franco would see on Normandy, since they're all three coming together.


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      We're also structuring the transaction, assuming we get to, and that's why we're putting some incentive in the transaction, additional cash incentive in the transaction for the Normandy shareholders to get a full-tax consolidation there.


Michael:  OK.  Thank you.


Operator:  And our next question today will come from Victor Flores with HSBC.


Victor Flores: Good morning. I'd like to get a bit more in to the issue of the value creation aspect. You know, some of the recent transactions that we've seen in the sector have aimed to create value by achieving a re-rating. The company is larger, the company's more liquid. Obviously you're improving the Newmont balance sheet, you're adding production in other areas, you're getting a lot of interesting exploration potential, but you talked about, really, a situation where there's meant to be more consolidation with this new company going forward.

      Aside from the $80 million a year, which is really quite small, given the size of this total transaction, what other areas per value creation do you see going forward?

Wayne Murdy: Thanks, Victor. As the market sees us bringing this transaction together - and when I say that, I don't mean closing. I mean the activities, the blocking and tackling that'll take place over the next year. As we see the discipline, the assets that we keep and we work on and the assets that we decide don't fit into this company's future, that's where real value creation comes from.

      I think, as we see that, you'll see how we're currently valued against some other people in this industry, and we see multibillion dollar potential for appreciation as our valuation start to equate to some others.

Victor Flores:  Great.  Thank you.


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Wayne Murdy: And maybe I could ask Pierre to comment on that, because he clearly
      - he and Seymour spent a lot of time looking at all the companies within the industry and how they're valued.

Pierre Lassonde: Victor, one of our view is that this transaction will probably be one of the last equity consolidation in the industry. There might be (a large scale one). The next wave of consolidation is likely to be at the property level, vis-a-vis the equity level. And when you look at the new Newmont, with six million acres of land ...

Male:  Sixty.

Pierre Lassonde: With 60 million - I'm sorry - 60 million acres of land, the size of the UK - for the U.S., the size of Wyoming - the company has such a dominant land position that will be in a position to extract, I think, significant benefits from the - this new wave of consolidation.

      And as we do the assessment of these properties, whether they fit or how they fit in the Newmont portfolio, we will, through our merchant banking activity, try to extract the maximum benefit for the company. And by putting all three together, we believe that we're going to be able to create far more wealth for the new shareholders than for any one of them if we were separate.

Wayne Murdy: I think, Victor, as you begin to run your models, you'll see that this transaction is substantially accretive to the net asset value of Newmont on a per-share basis. And over time, net asset value translates to share price.

Victor Flores:  Gentlemen, thank you very much.

Operator:  And our next question today comes from James Vail with ING Pilgrim.


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James Vail:  Good morning.  In Pierre's comments, he mentioned that the
      (Newco) will be unhedged. Does that suggest that the Normandy hedge book, once the deal is closed, is going to be eliminated?

Wayne Murdy:  Go ahead.

Pierre Lassonde: This company has a no-hedge philosophy. I think - if we can't make that more clear, you know, I don't know what we have to do. So the intent is to deliver the hedge - into the hedge book of Normandy, and if appropriate, (expediously) close that hedge book. That is the intent.

James Vail:  Thank you very much.

Operator: Thank you, gentlemen. And our next question today will come from Michael Herzog with MH Davidson.

Michael Herzog: Good morning, gentlemen. Just a few questions on the transactions, if I may. Firstly, the formal commitment from Franco-Nevada. Is this a commitment to tender in to the offer, or - and does it remain binding in the event of a higher competing offer for Normandy, or does it fall in a way - or does it fall away?

      Secondly, the level of (interconditionality) between the two deals. Is it just the 50.1 percent condition in the offer for Franco-Nevada that we get
      50.1 percent in Normandy? And then, just lastly, have there been any discussions with the regulators - and I'm thinking here, in particular, the (Aussie firms) and the anti-trust regulators as to their potential view on this transaction?

Wayne Murdy: OK, I think to address your questions - first of all, the - we have a firm call, I'm talking about the current Newmont, on the Franco shareholding in Normandy. That does not go away because there's a superior bid. And in fact, that call survives - if we did not reach 50.1, it survives that


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      point and time for an extended period. So that's firmly brought in. Once we hit the 50.1, then that triggers the merger between Newmont and Franco.

      Again, the power of this transaction is its three-way nature. Each one of these companies has unique characteristics that, when we add them up, is what generates the value.

      And I guess to your last question, we have not had discussions yet with regulators in Australia, but we have been advised in all three of our - of the boards have been advised that there are no regulatory hurdles that should be an impediment to this transaction.

Michael Herzog:  OK.  Thank you very much.

Operator:  And moving on today to Geoff Stanley with BMO Nesbitt Burns.

Geoff Stanley: Good morning, gentlemen. A very exciting transaction. The question I have relates really, I suppose, to the level of diversification the new company is prepared to adopt and your philosophy going forward. The new merged company will have a ((inaudible)) in a number of different commodities - diamonds, (BGMs), base metals, and I'm wondering the extent to which you will be prepared to diversify the, you know, dominantly gold revenue (strength).

Wayne Murdy: We intend to remain a gold company. You'll see the - what I refer to as the royalty business or our merchant banking business, really, is the way I characterize many of the activities of Franco-Nevada through the years, is a precious minerals business. So we're not - we won't necessarily be restricted to gold within that business.

      There are platinum and palladium royalties. There's - I guess from my old oil and gas days, I'll say there's even a royalty in some Arctic gas that kind of excites me long term. But the core


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      business here is to be a gold company. It's to provide investors a unique liquid gold security that they should own.

Geoff Stanley: OK, good. And perhaps, ((inaudible)), if you would take just a moment to flesh out some thoughts on what the management team - the new management team will look like in little more detail going forward, and whether the board will - in the extent of reconstitution of the board, I suppose.

Wayne Murdy: I think as disclosed, first addressing the board, there will be three additions to the Newmont board from the Franco-Nevada board. Seymour and Pierre will clearly come on board, and then there'll be a third nominee. That's a future number one draft choice.

      Secondly, from Normandy, there will be two directors from - nominees from their current board. Clearly, Robert will be one of those directors, and we'll have a number draft choice there. So that'll be the newly constituted board.

      With respect to management, as you can appreciate in putting together a company like this - and I will tell you in doing a three-way transaction is always an interesting exercise - Pierre will join Newmont. He will be the president of the company, he will move to Denver, and we're looking forward to working together.

      Seymour has chose not to move to Denver, even though he likes to come down and hike in the Rocky Mountains, but he will be a chairman and a - have a consulting agreement with the new company, the service chairman of the merchant banking operation.

      We have not put together the balance of the management team at this point. I will tell you that I personally have spent time in Australia and met Robert's management team. There were


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      individuals that I felt were excited about this transaction, and I have to tell you that I've been excited about the individuals I met there.

      The - our due diligence team, and I should stress that. We did substantial due diligence on both companies. We had a large due diligence team in Australia. We had exceptional - and that message came back to me a number of times - exceptional professionalism displayed on all sides. I think all our employees of all three companies are very excited.

      I've had a chance to meet a number of the - I think I've met all of the management team of Franco. I've been jealous to how small their shop is in some regards. But these are outstanding individuals throughout all three enterprises. Again, we have unique qualities in each house that makes the combination very powerful, and I think when we combine that with our gold medal performance program, we'll emerge with an incredibly strong management team and workforce.

Geoff Stanley: OK. Good. And perhaps just one quick last question. Do you have an estimate of the charge that will go through the P&L as a result of, you know, fees, et cetera for the transaction?

Wayne Murdy: Well, interesting - you know, under the old pooling rules, it all hit P&L under the purchase accounting rules, the substantial fees are actually capitalized and part of the cost of the transaction. So I don't - there will be some that hit the P&L but at this point in time we don't have a number that I'd be comfortable giving you, but it's not a material amount.


Geoff Stanley:  All right.  Good.  Thank you very much, and good luck.


Male:  Thank you.


Operator:  And moving on today to Kevin Scarlebois with Queensway Investments.


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Kevin Scarlebois: Thank you. Just a couple of questions on the cost to produce
      ((inaudible)) you showed a 175 on the slide. What are your expectations on a go-forward basis with that, given that you're putting three companies together, two operating companies? Do you see some dispositions in the works? And finally, where do you see the most value creation being taking place over the next five years?

Wayne Murdy: OK. I guess to address that, I think we do show in our charts a combined cash cost number of about $174. If (Dave Francisco) and my other
      - and the operating people - I know they're on the line, and they are - they're shuddering right now because they know what I'm going to say, is we will push to bring those numbers down.

      I think Newmont has been very successful in doing - in keeping its costs low, not just with new low-cost operations, but with a more mature operations in Nevada. And we continue - that's the mantra within the company. That's what our gold medal performance program is all about. So we'll continue to lower those costs.

      Are we going to lower them $10 or $20 an ounce? No. But we will keep them low and we'll keep picking at them. That's always a commitment of our workforce, and everybody understands that.

      I think with respect to the value creation, it is that we will be streamlined, focused on large asset plays, good regions of gold exploration. Again, as I pointed out earlier, it's accretive on a net asset basis and a significant way out of the box, and we'll make very rational decisions. We will have the discipline that we don't have to continually increase production in a down market. So the name of the game, the way we incentivize our people long term, is more and more (ties) to return on invested capital.

Kevin Scarlebois:  And divestments?


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Wayne Murdy: You know, again, I talked earlier about rationalization. We're in the business of making money here. We look at - continually look at each asset and whether it fits our criteria. As we go into the transaction, we know that there are a number of small properties in both Normandy and in Newmont that probably don't fit long-term, but we'll take a look at those one by one as we move - as we move forward.

Kevin Scarlebois:  Thank you.

Operator:  And next we'll hear from Tom Yankou with Morgan Stanley.

Tom Yankou: Yes. Can you be any more specific on the timing of the transaction and what regulatory approvals would be on the critical path to closing?

Wayne Murdy: I might ask for a little bit of help here from the attorneys, but basically, as we've laid out a timetable, obviously we have to do filings in all three jurisdictions. We'll attempt to get those filings completed over the next two to three weeks. I've just choked a bunch of people in the room, but we're - no, we're very confident we can do that. All three companies are extremely professional, and their filings are all up to date. So we can move forward quickly on that.

      You know, I'm - as we look at an optimistic timetable, I think that, you know, early - late January, early February we could be at a shareholder vote with respect to both Franco and Newmont. Obviously we're dependent upon things like SEC reviews and security reviews in Canada. But those should not be significant issues for us.

Tom Yankou:  OK.


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Wayne  Murdy:  We'll make,  you know,  filings  here late  November,  early
     December. We hope to - by late December to be mailing Franco shareholder meeting materials, and we'll be moving forward on the completion of the Normandy bid as expeditiously as we can.

Tom Yankou: Will the Normandy bid begin after you get the Newmont shareholder vote?

Wayne Murdy: No, no. We'll - that will go forward much sooner than that once we're comfortable that we have no significant issues at the Securities and Exchange Commission, we will be in a position - and that Franco has no significant issues with the Ontario Securities Commission, then we would - then - that offer will become (wide).

Tom Yankou: So the Normandy transaction could be completed before the Newmont and Franco votes?


Male:  No.  It's conditional.


Male:  No.  It is conditional . . .


Tom Yankou: OK. OK. OK. Will Franco-Nevada be declaring, or can they declare their annual dividend, which they would normally declare in March?


Pierre Lassonde: No. We would intend to defer that until either the transaction closes or much later in the calendar year. We will declare dividend if the company is still in existence, but it would be not until probably November or December of 2002. It will be deferred in the March period.

Tom Yankou: OK. And finally, in the description of the Normandy transaction and the conditions, is a condition that there's no material adverse change at Normandy including their trading position and prospects and profitability? Many times in a transaction like this, the price of gold will be excluded for the purposes of determining whether there's a material adverse change. And I'm


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      just wondering, in this transaction, what - you know, whether the price is considered - the price of gold is considered in that material adverse change condition?


Male: I think we have made the point several times that we aren't hedgers. So gold, in fact, is excluded from that the material adverse change. We understand the industry and we're comfortable with that exclusion.


Tom Yankou:  OK.  Thank you.


Operator:  And our next question today will come from Tom Sands with CS First
      Boston.


Tom Sands: Hi, guys. I just have a couple of - I have quick clarifications, and they're actually pointed to various different people. I guess, first of all, just clarifying the Franco-Nevada call. If over 50.1 percent of the company were to tender into a competing offer, then Newmont still has the right, you're saying, to exercise the call and, at that point, benefit from any profit above the value of the Newmont offer. Is that correct?

Wayne Murdy: We have - we have provisions in our agreement that give us a certain aspect of that upside a minimum amount, and we have an agreement basically that locks up those shares between us. And that - this is not about making a few extra bucks on tendering into somebody else's bid.

Tom Sands: No. I appreciate that, certainly, and clearly it seems that, at the same time, though, you're basically - in order to incentivize, you guys to enter into this agreement Franco-Nevada has, in essence, stopped themselves out in terms of additional profits. Is that correct?

Male:  No.


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Male:  No.  We really agreed essentially to share additional profits, but essentially Newmont has the right to take the block of stock on and...


Tom Sands: ...circumstances...


Male: ...do with it what it will.


Tom Sands: Is there a circumstances or a condition whereby that call on the Franco-Nevada holding in Normandy would become null?


Male:  No.


Male:  No.


Male:  No.


Male:  No.


Male:  No.


Tom Sands: No? OK. So it's irrevocable? On the Normandy side, on - this is more for Robert. Robert, obviously you have a part B that would be issued on the (Angor Gold) deal in any event in the coming weeks, I suppose, now that the ((inaudible)) on the (Angor Gold) deal. Obviously, number one, I assume that the value of this deal falls into the realm of fairness that that part B is going to show. Is that correct?

Wayne Murdy:  Robert, if you could address that.


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Robert Champion de Crespigny: ((inaudible)) technically we call it a target statement in Australia, and we're required to issue that on Monday (week). And I'll be announcing tomorrow at the end of ((inaudible)) Normandy's annual general meeting which ((inaudible)) I'll be announcing then that the Normandy board will be rejecting that offer because ((inaudible)) regard as a superior offer.

Tom Sands: Right. Now, separately from that, you've said that you and other management are going to support the - this deal obviously, not only through the recommendation of the offer, but also in tendering your shares. Is that tender irrevocable, or would you guys be free to - or even be required to accept the higher offer?


Robert Champion de Crespigny:  You ((inaudible))?


Male:  Yes, Robert.


Robert Champion de Crespigny: Our situation is different, and I won't go into the complexities of the Australian ((inaudible)) which I know is not necessarily at the forefront of ((inaudible)) conversation ((inaudible)) but we have ((inaudible)) thresholds, and therefore all I'm doing - and it's really not so much management, but between me and then all of our directors have equity interests. None of those have been able to, by law, give commitments.

      What we have done and may the largest of the shareholders is express an intention that what we aim to do. I think it's quite powerful, though, today mentioning that the other two founders with me at Normandy that ((inaudible)) that's still out there have also asked me to express their intentions to support this transaction.

Tom Sands:  What percentage do the three of you currently hold?


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Robert Champion de Crespigny: I've never made it my business to talk about anyone else's money or investments. So I hold just under three percent. But I won't mention theirs, because it's really for them to answer, but they've got good holdings.

Tom Sands: OK. And the last question is back for Newmont. Obviously the Franco transaction is conditional upon gaining over 50.1 percent of Normandy. Is that to say that your sole interest in acquiring Franco is as part of this three-way deal, or just that the pricing of the Franco deal may change if Normandy were not part of the equation?

Wayne Murdy: No. This is a package deal and - but it was not just the holding in Newmont - pardon me, the holding in Normandy that attracted us to Franco. We've - we see great power in that merchant banking and royalty income streams. It becomes our hedge. It's a base level of earnings that allows us to be so strong in our statements as to our philosophy going forward. And I guess the other aspect of this is the absolute parallel views of the boards of the two companies and the senior management of the two companies towards the gold market itself.


Tom Sands:  OK.  Well, great.  Thanks a lot, guys.


Operator: And our next question today will come from Greg Hunter with Deutsche Securities.


Greg Hunter: Good morning. To an extent my question has been answered, you know, with Franco-Nevada stating that they've done a fairly substantial due diligence on both companies. Are you able to comment on whether Newmont has actually had a period of due diligence on both the (efforts) and the company's structures, et cetera, of Normandy?

Wayne Murdy: Yes. I think we've disclosed that. We signed a confidentiality agreement. We had a team in Australia for an extended period of time. Normandy, also consistent with, you know, bid of this nature, did due diligence to a lesser extent on Newmont. There was extensive due diligence


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      between ourselves and Franco both sides. So no, this is a - again, it's a recommended bid, and it's a bid that's based on knowledge of all parties.


Greg Hunter:  Thank you very much.


Operator: And our next question today will come from Rusty Raykov and Tiedemann Investment Group.


Rusty Raykov: Yes. Hi. Congratulations on the transaction. Clearly your value proposal, it's more superior than what (Angor) is proposing to both sets of shareholders. One thing, though, that if Newmont stock continues to decline from now until when we try to close the deal in February and March next year, would you be prepared to offer a slightly higher ratio so that you can ensure you getting the 50 percent?


Wayne Murdy: We think that this story is so convincing - I mean, you just start going down the list of things that we've talked about today. I've got to tell you, we've all - we all do a lot of conference calls and, you know, if you're in business very long, there's always some that you do that you wish you didn't have to do, you know? You have a down quarter, or something happens and your - in your business, and it's always important to continually communicate to the market.

      But then there's stories that you get to tell like this. And it doesn't take much scripting. This is a very convincing story. We think the shareholders of all three companies are going to like this. Certainly, when you do a large share offering, the out-of-the-box reaction, you know, typically the (arbs) get in place. And we all understand that, and that serves a purpose in the overall transaction.

      The important thing is Pierre and I and Robert are going to be on the road, we're going to tell this story. And, you know, my wife doesn't get to see me very much for a fair amount of time. The depth of our management allows us to do that. But we will be on the road telling this story. It's


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      an easy story to tell, and we think the share price will more than fully recover what the initial blip is this morning.

Male: I think, if I may add to this, if you look at the new Newmont on the metrics that this industry uses, it will be still, you know, undervalued, compared to our nearest competitor, who is hedged to a great deal. And I'm talking about enterprise value to production, for example, enterprise value to reserve, enterprise value or price to cash flow. On all these metrics, we can see a re-rating of this company in the order of $1.7 billion to $3 billion. But we think that there is tremendous upside in this new company, and our job will be to be on the road for the next three weeks to tell that to the shareholders and the investors. And we think they're going to see the same thing that we see in putting these three companies together.

Male: Once our bid is effective, we'll be on the road again. We've - you know, we're experienced at this kind of situation, and all of the shareholders of all of the companies will have every opportunity to talk to management to answer their questions. We're going to - we're very excited about this opportunity to go out and see the people on the other side of the table that actually buy these shares and are real investors in this story.

Male: If I might add something. Franco-Nevada has been an extremely successful in dealing with European investors. They are underrepresented in Newmont as it sits today. Jerry's going to be going over with Wayne to Europe, and we think we're going to generate a lot of interest in this company from general portfolio managers who don't currently own it.

Male: With that, I think we're - I apologize, but we're getting close on time.
      Maybe we could take one more question, Wendy, and then we'll have to conclude this part. But again, I would emphasize for those that we weren't able to answer questions today, we will be very accessible. We'll be there to answer your questions. Clearly, you can call all three companies' investor relations departments for additional information.


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      Maybe the last question.


Operator:  And our final question today comes from Fred Ehrman with Brean
      Murray & Company.


Fred Ehrman: All right. Good morning, gentlemen. If we look at this transaction, this three-way transaction, is it two...


Male:  You cut out.  I'm sorry.


Female:  Operator?


Operator:  Yes.


Wayne Murdy:  Got so excited, and he cut...


Fred Ehrman:... transaction as a two-way transaction, with Newmont owning about half the company, Franco-Nevada Normandy the other half. Could you give us the contributions of each segment to reserves, cash flow, and other metrics?


Wayne Murdy: OK. I think a lot of that material will come out in the various models that are built by the analyst community. I guess, simply stated, from a Newmont standpoint, the shares of Newmont is accretive on a net income basis. It's accretive - and these are in significant ways - on a
     - on a free cash flow basis, and it's extremely accretive on a - on a net asset value basis. You know, those are important metrics. Again, I think that, when you look at the premiums that the other shareholders are getting, you know, they can make those decisions based on how those - how their shares (vest). But we'll be going through that over time, but that's clearly - this is an accretive transaction and there's, we think, significant upside in it for all - for all the shareholders.

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      There's additional material on this on the Web site too.

Fred Ehrman: OK. Was the (Angor) bid for Normandy the catalyst to get this transaction done?

Wayne Murdy: Yes, I'd have to say it is, in a way. Actually, going back to last
      May, we'd had some discussions - myself and Pierre have talked for an extended period of time, and also with Seymour, just about this industry, that, you know, we share some common philosophies. We talked about maybe some other things that we could do that - you know, not necessarily acquisitions, but opportunities that would be attractive to both enterprises. And literally, we were in some of those kinds of very general kinds of discussions when the (Angor) attraction - the Angor) offer was made for Normandy. Clearly, the (Franco's) investment in Normandy, and the strategic direction that they had discussed with Robert, they felt there was a lot of unlocked value in that asset. And I guess by today's actions, you can see that they didn't feel that that unlocked value was adequately recognized by the offer that (Angor) made.

Fred Ehrman: OK. My last question. As you focus on gold and divest yourself of some of your other assets, will you be using the proceeds of those divestitures for reducing debt, increasing production, acquisitions, or could you tell us what - you know, what you have in mind?

Wayne Murdy: You know, we want to maintain the upside to the gold price. We want to have a very strong balance sheet. Again, we want to be constructive in the gold market. With the gold prices low, you'll see that any free cash flow go to debt reduction. It's - again, we won't be developing big plays at that point time - at that point in time. When the gold price increases, we've got a nice backlog, a nice inventory of projects that we'll bring on so our shareholders can benefit by that higher gold price.


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      The size, the scale of this operation gives us a luxury that Newmont did not have in the - over the last few years, as we've been in a low gold price environment. The leverage that the Franco shareholders will get to the gold price out of this transaction offers them substantially more upside in an (up) gold market than they had previously enjoyed. And the backlog of projects, the exciting projects that Robert and his team have been able to put together, give us this - I'll almost call it the throttle that we can - that we can have as we look at the business going forward.

      With that, I think we're going to have to conclude the phone call today, Wendy.

Wendy Yang: Thank you, Wayne, and thank you very much for joining us on this call. I want to draw your attention that we do have this on the Web site of the three companies as well. So please feel free, if you dialed in late, to have a replay there. Also the replay number, for those that don't have a good Internet connection, is 719-457-0820 for our international friends, and in North America, it's 888-203-1112. The pass code is the same as today's call. That's 607670.

      And once again, thank you all for joining us, and please feel free to call myself or my counterpart at our various companies. Thanks a lot. Bye-bye.


Operator: And that does conclude today's conference. Thank you for your participation.

                                       END